UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of          July             , 2001
                 --------------------------
                               E-Cruiter.com, Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

           495 March Road, Suite 300, Ottawa, Ontario, K2K-3G1, Canada
           -----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.



42724.0004

                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     E-Cruiter.com Inc.
                                           ------------------------------------
                                                        (Registrant)



Date:      July 31, 2001                 By: /s/ Michael Mullarkey
      -----------------------                ----------------------
                                                   (Signature)
                                          Name:   Michael Mullarkey
                                          Title:  President and Chief
                                                  Executive Officer









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

                                  EXHIBIT INDEX
                                  -------------


                                                                    Sequential
Exhibit                             Description                     Page Number
-------                             -----------                     -----------

1.           Press Release dated June 12, 2001..................        2
2.           Press Release dated June 21, 2001..................        2
3.           Merger Agreement between Rezlogic, Inc. and
             E-Cruiter.com Inc. and E-Cruiter Acquisition I, Inc.,
             dated June 29, 2001................................        46
4.           Press Release dated July 3, 2001...................        3
5.           Press Release dated July 31, 2001..................        6











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